Pricing Supplement No. 7	Rule 424(b)(5)

Dated: July 10, 2003	Registration No. 333-47336

(To Prospectus dated October 16, 2000

and Prospectus Supplement dated February 28, 2001)

WELLS FARGO & COMPANY

Medium-Term Notes, Series C

Fixed Rate Notes

This pricing supplement should be read in conjunction with the accompanying prospectus dated October 16, 2000 and prospectus supplement dated February 28, 2001 relating to the Medium-Term Notes, Series C, of Wells Fargo & Company. Unless otherwise defined herein, terms used herein shall have the meanings ascribed to them in the accompanying prospectus and prospectus supplement.

Description of the Notes

This description of the terms of the notes adds information to the description of general terms and provisions of the Medium-Term Notes, Series C, set forth in the accompanying prospectus and prospectus supplement. If this description differs in any way from the description in the accompanying prospectus and prospectus supplement, you should rely on the description of the notes in this pricing supplement.

Principal Amount: $200,000,000

Issue Price:	The agent proposes to offer the notes from time to time for sale at varying prices relating to prevailing market prices at the time of sale. The agent has agreed to purchase the notes from us at 100% of their principal amount ($200,000,000 aggregate proceeds, before expenses, to us).

Proceeds to Us: $200,000,000

Original Issue Date: July 17, 2003

Stated Maturity Date: August 15, 2008

Senior/Subordinated: Senior

Interest Payment Dates: Each February 15 and August 15, commencing February 15, 2004

Interest Rate:	The notes will bear interest from and including the date of issue or from and including the most recent Interest Payment Date to which interest on the notes has been paid or provided for at an annual rate of 3.120%.

Agent: Lehman Brothers Inc., as principal

CUSIP: 94974BAT7

Redemption

Beginning on August 15, 2005, at our option, we may redeem all, but not some, of the notes on any Interest Payment Date at a redemption price of 100% of the principal amount of the redeemed notes, plus any accrued but unpaid interest on the redeemed notes to the redemption date. Unless we default in the payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes called for redemption.

Tax Considerations

Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the notes in the accompanying prospectus supplement under the heading “United States Federal Taxation.” Investors should also consult their tax advisors regarding the U.S. federal income tax consequences of investing in the notes.

Prospective investors are advised that the backup withholding rate is equal to the fourth lowest rate of income tax applicable to unmarried individuals. This rate is currently 30%. This information updates the information given with respect to backup withholding in the accompanying prospectus supplement under the heading “United States Federal Taxation - U.S. Information Reporting Requirements and Backup Withholding Tax.”

Plan of Distribution

On July 10, 2003, we agreed to sell to Lehman Brothers Inc. (“Lehman Brothers”), and it agreed to purchase, the notes at a purchase price of 100%. Lehman Brothers proposes to offer the notes from time to time for sale at varying prices relating to prevailing market prices at the time of sale. In addition, on July 10, 2003 we and Merrill Lynch entered into a derivative transaction in connection with the offering of the notes.

We expect that delivery of the notes will be made against payment therefor on or about the issue date specified in this pricing supplement, which will be on the fifth business day following the date the notes are priced. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

2